

03 MAR -5 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359



03007326

FACSIMILE

82-1565

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	C011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	5 March, 2003
SUBJECT:	Converting Preference Shares (BPCPA) – Interim Dividend
No of Pages:	2 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

SUPPL

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

5 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CONVERTING PREFERENCE SHARES (BPCPA) - INTERIM DIVIDEND

In relation to the Converting Preference Shares issued by the Company and entitled by their terms to a cumulative preferential dividend of 7.5% per annum, payable quarterly:

1. The Directors have declared an unfranked interim dividend payable on the Converting Preference Shares in respect of the period from 1 January 2003 to 31 March 2003 (90 days). The amount payable in respect of each Converting Preference Share for that period will be $0.005548.

2. The Record Date for determining the entitlement to the dividend for the period to 31 March 2003 is 17 March 2003; and

3. The dividend shall be paid on 31 March 2003.

Yours faithfully

HELEN GOLDING
Company Secretary





BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	5 March, 2003
SUBJECT:	Notices of change of interests of substantial holder – Australia and New Zealand
No of Pages:	20 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 8391

5 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

**Goodman Fielder Limited - Notices of change of interests
of substantial holder - Australia and New Zealand**

Please find enclosed letter dated 5 March 2003 to Goodman Fielder Limited together with
notices required for Australia and New Zealand.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

If you have any enquiries please call:		
Shareholder information lines:	Australia	1300 888 943
	New Zealand	0800 006 675
Media:	Graham Canning	0418 866 214
	Peter Brookes	0407 911 389

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

5 March 2003

BY COURIER
& Facsimile: (02) 8874 6099

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Mr Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 – Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Amendment Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

HELEN GOLDING
Company Secretary

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Goodman Fielder Limited (the **Company**)
ACN/ARSN	000 003 958

1. Details of substantial holder (1)

Name   Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.

ACN (if applicable)   (See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on	05/03/2003
The previous notice was given to the company on	18/02/2003
The previous notice was dated	18/02/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	246,538,392	20.74% (based on 1,188,820,329 ordinary shares on issue)	284,389,722	23.92% (based on 1,188,820,329 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.815 cash for every ordinary share in the Company (being $1.85 per share, as adjusted to reflect the 3.5 cent dividend per share declared by the Company).	48,014,494 ordinary shares	48,014,494 ordinary shares
		Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	Nil	10,163,164 ordinary shares	10,163,164 ordinary shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	216,980,000 ordinary shares	18.25%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D"). BPC1's power to vote or dispose of the ordinary shares is qualified since its takeover offer has not been declared unconditional and it is not registered as holder of those shares.	67,409,722 ordinary shares	5.67%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.25%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b). Burns Philp's power to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	67,409,722 ordinary shares	5.67%
Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.25%

Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a). The power of the persons referred to, to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	67,409,722 ordinary shares	5.67%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name   **HELEN GOLDING**   capacity   **Secretary**

sign here   date   05/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 05 March 2003.

05 March 2003
_____
Date

_____
~~Director~~/Secretary

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected		Person's votes affected
18/02/2003	504,603	Ordinary shares	504,603
19/02/2003	3,489,411	Ordinary shares	3,489,411
20/02/2003	2,929,759	Ordinary shares	2,929,759
21/02/2003	246,003	Ordinary shares	246,003
24/02/2003	1,094,839	Ordinary shares	1,094,839
25/02/2003	405,658	Ordinary shares	405,658
26/02/2003	776,527	Ordinary shares	776,527
27/02/2003	588,415	Ordinary shares	588,415
28/02/2003	679,337	Ordinary shares	679,337
03/03/2003	549,708	Ordinary shares	549,708
04/03/2003	36,750,234	Ordinary shares	36,750,234
Total	48,014,494		48,014,494

Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected		Person's votes affected
18/02/2003	49,534	Ordinary shares	49,534
19/02/2003	172,932	Ordinary shares	172,932
20/02/2003	2,820,783	Ordinary shares	2,820,783
21/02/2003	34,851	Ordinary shares	34,851
24/02/2003	170,640	Ordinary shares	170,640
25/02/2003	1,425	Ordinary shares	1,425
26/02/2003	19,049	Ordinary shares	19,049
27/02/2003	3,500	Ordinary shares	3,500
28/02/2003	6,753,100	Ordinary shares	6,753,100
03/03/2003	118,366	Ordinary shares	118,366
04/03/2003	18,984	Ordinary shares	18,984
Total	10,163,164		10,163,164
Net Acceptances	37,851,330		37,851,330

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 05 March 2003.

05 March 2003

Date

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	Registered No.	Registered Office
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	TRONADOR 71 1427, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BURNS PHILP SHIPPING AGENCIES (FIJI) LIMITED (IN LIQUIDATION)	9683	LEVEL 5, ANZ HOUSE, VICTORIA PARADE PO BOX 32 SUVA FIJI
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP FINANCE NEW ZEALAND LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SIR LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY
BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.

S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 05 March 2003.

05 March 2003
_____
Date

_____
~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966.
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 1 page referred to in Form 604 signed by me and dated 05 March 2003.

05 March 2003
_____
Date

_____
~~Director~~/**Secretary**

Offer terms

The terms of the Offer are set out in the following documents:

1.   The Bidder's Statement Offer - Section 9 The Offer (attached as Annexure "D" to Form 604 dated 31 January 2003);

2.   Acceptance Form (attached as Annexure "D" to Form 604 dated 31 January 2003);

3.   Notice of Variation dated 14 January 2003 - Withdrawal Rights (attached as Annexure "D" to Form 604 dated 31 January 2003);

4.   Notice of Variation dated 22 January 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 31 January 2003); and

5.   Notice of Variation dated 5 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 7 February 2003).

6.   Notice of Variation dated 21 February 2003 - Extension of Offer Period (attached).

7.   Notice of Variation dated 3 March 2003 - Extension of Offer Period (attached).

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice – subsection 650D(1) Corporations Act 2001

Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1   it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 14 March 2003; and

2   the Offer is hereby varied by:

(a)   replacing "5 March 2003" with "14 March 2003" in section 9.2(a) of the Bidder's Statement; and

(b)   replacing "22 February 2003" with "3 March 2003" in section 9.10 of the Bidder's Statement; and

(c)   replacing "5 March 2003" with "14 March 2003" where appearing on the Acceptance Form.

This variation has the effect of postponing, for more than 1 month, the time when Burns Philp must meet its obligations under the Offer. As a result, section 650E of the Corporations Act 2001 entitles a shareholder in Goodman Fielder who has accepted the Offer to withdraw their acceptance by giving notice within 1 month beginning on the day after the day on which the shareholder first receives a copy of this notice.

Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a shareholder withdrawing the shareholder's acceptance under section 650E of the Corporations Act 2001 must:

(a)   if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the SCH by the Controlling Participant for that Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the shares have been reserved; or

(b)   in any other case, be in writing.

If a shareholder withdraws an acceptance in this manner, Burns Philp must, before the end of 14 days after the day it is given the withdrawal notice:

(a)   return to the shareholder any documents that were sent by the shareholder to Burns Philp with the acceptance of the Offer; and

(b)   if the shareholder's shares are in a CHESS Holding, Transmit to SCH a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the SCH Business Rules have the same meaning when used in this notice, unless the context requires otherwise.)

A copy of this notice was lodged with ASIC on 21 February 2003. ASIC takes no responsibility for the contents of this notice.

Dated   21 February 2003

Signed for and on behalf of Burns Philp pursuant to a resolution passed by the directors of Burns Philp.

Helen Golding - Company Secretary

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice – subsection 650D(1) Corporations Act 2001

Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

   Goodman Fielder Ltd ("Goodman Fielder"); and

   Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1.   it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 28 March 2003; and

2.   the Offer is hereby varied by:

   (a) replacing "14 March 2003" with "28 March 2003" in section 9.2(a) of the Bidder's Statement; and

   (b) replacing "3 March 2003" with "17 March 2003" in section 9.10 of the Bidder's Statement; and

   (c) replacing "14 March 2003" with "28 March 2003" where appearing on the Acceptance Form.

This variation may have the effect of postponing, for more than 1 month, the time when Burns Philp must meet its obligations to a shareholder who has accepted the Offer. If that is the case, section 650E of the Corporations Act 2001 entitles a shareholder to withdraw their acceptance by giving notice within 1 month beginning on the day after the day on which the shareholder first receives a copy of this notice.

Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a shareholder withdrawing the shareholder's acceptance under section 650E of the Corporations Act 2001 must:

(a)   if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the SCH by the Controlling Participant for that Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the shares have been reserved; or

(b)   in any other case, be in writing.

If a shareholder withdraws their acceptance in this manner and is legally entitled to withdraw their acceptance, Burns Philp must before the end of 14 days after the day it is given the withdrawal notice:

(a)   return to the shareholder any documents that were sent by the shareholder to Burns Philp with the acceptance of the Offer; and

(b)   if the shareholder's shares are in a CHESS Holding, Transmit to SCH a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the SCH Business Rules have the same meaning when used in this notice, unless the context requires otherwise.)

A copy of this notice was lodged with ASIC on 3 March 2003. ASIC takes no responsibility for the contents of this notice.

Dated 3 March 2003

Signed for and on behalf of Burns Philp pursuant to a resolution passed by the directors of Burns Philp.

Helen Golding, Company Secretary

Form 1

Reg. 4

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

☐ Notice that a person has become a substantial security holder (section 20(3))

☐ Notice that a person has ceased to be a substantial security holder (section 21(3))

☑ Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))

☐ Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. | Goodman Fielder Limited |
Name of public issuer

| Burns, Philp & Company Limited |
Name of substantial security holder

| Level 23, 56 Pitt Street, Sydney, New South Wales, Australia |
Address of substantial security holder

| Philip West | | 61 2 9259 1384 |
Contact name for queries   Telephone number

2*. | 284,389,722 | | 1,188,820,329 | | 23.92% |

Total number of voting securities of the public issuer in which a relevant interest is held

Total number of voting securities issued by public issuer

Total percentage

| Ordinary Shares | | One |
Class of voting securities   Number of votes attached to each voting security in that class

3*. **BENEFICIAL RELEVANT INTERESTS**

| 216,980,000 |
Number of voting securities of the class in which a beneficial relevant interest is held

| 18.25% |
Percentage held at date of THIS notice

| 18.25% |
Percentage held at date of LAST notice (if any)

NON-BENEFICIAL RELEVANT INTERESTS

| 67,409,722 |
Number of voting securities of the class in which a non-beneficial relevant interest is held

| 5.67% |
Percentage held at date of THIS notice

| 2.49% |
Percentage held at date of LAST notice (if any)

4*. **DETAILS OF EACH RELEVANT INTEREST**   **DETAILS OF EACH RELEVANT INTEREST**

5*. | BPC1 Pty Limited | | BPC1 Pty Limited |
Name(s) of registered holder(s)   Name(s) of registered holder(s)

6*. | N/A | | 5(1)(f) | | 18 February 2003 - 4 March 2003 |
Date(s) of transaction(s)   Provision(s) of section 5   Date(s) of transaction(s)

7*. | N/A | | N/A | | 37,851,330 | | NZ$1.982 per share (A$1.815 per share) |

Number of voting securities

Consideration (expressed in NZ$)

Number of voting securities

Consideration (expressed in NZ$)

| (See notes on page 2) |

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*.   Relevant documentation ·· forms part of this notice... ☑

is not required to be filed.. ☐

has already been filed with the notices dated.............................

31 January 2003 & 7 February 2003

9*.

N/A	18 February 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

	Helen Dorothy Golding	5 March 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

1.   The non-beneficial relevant interests arise from acceptances received from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer for Goodman Fielder. The shares represented by those acceptances will only be acquired by BPC1 Pty Limited under its takeover offer if the takeover offer becomes unconditional. The consideration payable for those shares under the takeover offer is now A$1.815 per share. The original consideration of A$1.85 has been adjusted by the 3.5 cents dividend declared by Goodman Fielder, which has a books closing date of 21 February 2003 and is payable on 14 March 2003. That consideration has been converted to NZ$ for the purposes of this notice at a rate of A$1.00 = NZ$1.092. The documents under which those non-beneficial relevant interests arise are the following documents:

  (a)   The Bidder's Statement Offer - Section 9 of the Offer;

  (b)   Acceptance Form;

  (c)   Notice of Variation dated 14 January 2003 – Withdrawal Rights;

  (d)   Notice of Variation dated 22 January 2003 – Extension of Offer Period,

  all of which were attached to the notice dated 31 January 2003;

  (e)   Notice of Variation dated 7 February 2003 - Extension of Offer Period, attached to the notice dated 7 February 2003; and

  (f)   Notice of Variation dated 21 February 2003 - Extension of Offer Period, attached to this notice.

  (g)   Notice of Variation dated 3 March 2003 - Extension of Offer Period, attached to this notice.

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice – subsection 650D(1) Corporations Act 2001

Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1   it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 14 March 2003; and

2   the Offer is hereby varied by:

(a)   replacing "5 March 2003" with "14 March 2003" in section 9.2(a) of the Bidder's Statement; and

(b)   replacing "22 February 2003" with "3 March 2003" in section 9.10 of the Bidder's Statement; and

(c)   replacing "5 March 2003" with "14 March 2003" where appearing on the Acceptance Form.

This variation has the effect of postponing, for more than 1 month, the time when Burns Philp must meet its obligations under the Offer. As a result, section 650E of the Corporations Act 2001 entitles a shareholder in Goodman Fielder who has accepted the Offer to withdraw their acceptance by giving notice within 1 month beginning on the day after the day on which the shareholder first receives a copy of this notice.

Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a shareholder withdrawing the shareholder's acceptance under section 650E of the Corporations Act 2001 must:

(a)   if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the SCH by the Controlling Participant for that Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the shares have been reserved; or

(b)   in any other case, be in writing.

If a shareholder withdraws an acceptance in this manner, Burns Philp must, before the end of 14 days after the day it is given the withdrawal notice:

(a)   return to the shareholder any documents that were sent by the shareholder to Burns Philp with the acceptance of the Offer; and

(b)   if the shareholder's shares are in a CHESS Holding, Transmit to SCH a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the SCH Business Rules have the same meaning when used in this notice, unless the context requires otherwise.)

A copy of this notice was lodged with ASIC on 21 February 2003. ASIC takes no responsibility for the contents of this notice.

Dated 21 February 2003

Signed for and on behalf of Burns Philp pursuant to a resolution passed by the directors of Burns Philp.

Helen Golding - Company Secretary

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice – subsection 650D(1) Corporations Act 2001

Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1. it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 28 March 2003; and

2. the Offer is hereby varied by:

(a) replacing "14 March 2003" with "28 March 2003" in section 9.2(a) of the Bidder's Statement; and

(b) replacing "3 March 2003" with "17 March 2003" in section 9.10 of the Bidder's Statement; and

(c) replacing "14 March 2003" with "28 March 2003" where appearing on the Acceptance Form.

This variation may have the effect of postponing, for more than 1 month, the time when Burns Philp must meet its obligations to a shareholder who has accepted the Offer. If that is the case, section 650E of the Corporations Act 2001 entitles a shareholder to withdraw their acceptance by giving notice within 1 month beginning on the day after the day on which the shareholder first receives a copy of this notice.

Shareholders who withdraw their acceptance must return any consideration received for accepting the Offer. Any notice by a shareholder withdrawing the shareholder's acceptance under section 650E of the Corporations Act 2001 must:

(a) if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to the SCH by the Controlling Participant for that Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the shares have been reserved; or

(b) in any other case, be in writing.

If a shareholder withdraws their acceptance in this manner and is legally entitled to withdraw their acceptance, Burns Philp must before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the shareholder any documents that were sent by the shareholder to Burns Philp with the acceptance of the Offer; and

(b) if the shareholder's shares are in a CHESS Holding, Transmit to SCH a Valid Message that authorises the release of those securities from the Offer Accepted Subposition in which the Holding has been reserved.

(Words defined in the SCH Business Rules have the same meaning when used in this notice, unless the context requires otherwise.)

A copy of this notice was lodged with ASIC on 3 March 2003. ASIC takes no responsibility for the contents of this notice.

Dated 3 March 2003

Signed for and on behalf of Burns Philp pursuant to a resolution passed by the directors of Burns Philp.

Helen Golding, Company Secretary